UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated March 31, 2022

Item 1

Grupo Aval Acciones y Valores S.A. (the “Company”) informs that the ordinary meeting of shareholders, held on March 30, 2022, adopted the following decisions:

1.	Approved the Company’s financial statements, management report and other attachments, for the year ended on December 31, 2021. It further approved the following distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2021
GENERAL MEETING OF SHAREHOLDERS

Net Income	3,502,757,886,033.29

With tax benefit	1,619,852,360,114.14
Without tax benefit	1,882,905,525,919.15

Plus:
Occasional reserve release at the disposal of the General Meeting of Shareholders	10,518,334,949,537.70
Year 2016 and previous years	2,057,618,814,741.97
With tax benefit	-
Without tax benefit	2,057,618,814,741.97
Year 2017 and following	8,648,923,134,529.43
With tax benefit	4,159,927,422,835.00
Without tax benefit	4,488,995,711,694.43

Minus:

Effect of applying Decree 1311 of 2021: To be taken from unearned income for 2016 and prior years.	(188,206,999,733.68)

Adjustment in deferred tax due to change in income tax rate	(188,206,999,733.68)

Total Income available at the disposal of the General Meeting of Shareholders:	14,021,092,835,571.00
A stock dividend at the rate of $54 per share on the 22,281,017,159 common and preferred shares outstanding as of December 31, 2021. These dividends will be paid in shares, at the rate of 1 share for every 13.72333 common or preferred shares, as of December 31, 2021. The payment of the shares will be made on May 31, 2022, to whoever is entitled to it at the time the payment becomes due in accordance with current regulations. For this purpose, up to a total of 1,623,586,385 new shares of the same species held by the shareholder will be issued. The unit value of the shares will be 741.06.	1,203,174,926,586.00

Occasional reserve at the disposal of the General Meeting of Shareholders for future distributions	12,817,917,908,985.00

Total with tax benefit:	4,576,604,856,363.22

Year 2021 Year 2020	1,619,852,360,114.14 1,524,244,600,639.30
Year 2019	1,432,507,895,609.78

Total without tax benefit:	8,241,313,052,621.80

Year 2021 Year 2020	1,882,905,525,919.15 874,756,729,820.62
Year 2019	1,426,041,296,499.94
Year 2018	1,323,914,957,506.00
Year 2017	864,282,727,867.80
Year 2016 and previous	1,869,411,815,008.29

TOTAL	14,021,092,835,571.00

NOTE: Pursuant to the provisions of the paragraph of article 455 of the Colombian Code of Commerce, the payment of the dividend in shares requires the express acceptance of the shareholder, which shall be given with respect to all the shares owned by the shareholder. Therefore, the shareholder who opts for this alternative, must fill out the form found in the web page www.grupoaval.com (the only mechanism enabled to explicitly express their acceptance to the payment of the dividend in shares), no later than April 29, 2022, until 11:59 p.m. (COL), together with the documents required in the same web page according to the tax status of each shareholder.

If the shareholder remains silent, the dividend will be paid in cash on the date foreseen for the payment of the shares, deducting the withholding tax applicable. Shareholders who opt for the payment of dividends in shares must consider that the fractions will be paid in cash against occasional reserves.

The portion of preferred or common shares required to pay the dividend of those shareholders who have expressed their intention to receive the dividend payment in preferred or common shares, will be released by the Board of Directors of the Company, no later than May 31, 2022, which will be issued against the authorized capital.

2.	Elected the following individuals as members of the Board of Directors for the period beginning on April 1, 2022, and ending on March 31, 2023:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.

2022-2023

PRINCIPAL	ALTERNATE

Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Carlos Eduardo Upegui Cuartas
María Lorena Gutiérrez Botero	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Fabio Castellanos Ordóñez (*)	Luis Fernando López Roca (*)
Miguel Largacha Martínez	César Prado Villegas
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent Members

3.	Re-elected KPMG as Statutory Auditor of the Company. KPMG will appoint the individuals that will act as principal and alternate Statutory Auditor of the Company, on behalf of such firm.

4.	In addition to the aforementioned decisions, the Company informs that the following will be the ex-dividend dates applicable to May 2022:

Ex-dividend Dates May 2022 (*)
Month	Initial ex-dividend date	Final ex-dividend date
May 2022	24.05.2022	31.05.2022

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel